FBS MORTGAGE CORPORATION



		Officers' Annual Compliance Certificate



     The undersigned Vice President and Assistant Secretary of FBS Mortgage Corporation (the "Company"), pursuant to the Seller's Warranty and Servicing Agreement for FBS Mortgage Corporation,FBSMC, Securitized Asset Sales, Inc., Mortgage Pass-Through Certificates, Series 1995-06 hereby state that:


     (i) the Company has fully complied with the provisions of the Agreement and

    (ii) a review of the activities of the company during the preceding calendar year and of performance under this agreement has been made under the undersigned officer's supervisions, and

   (iii) to the best of the undersigned officer's knowledge, based on review, the Company has fulfilled all obligations under the Agreement throughout such year.



Dated: September 13, 1996





				    /s/ S. S. Forrest
				    S. S. Forrest
				    Vice President



				   /s/ Lorri J. Fjetland
				   Lorri J. Fjetland
				   Assistant Secretary